Способы связаться

www.linkedin.com/in/yehor-litsov
(LinkedIn)

Основные навыки

NodeJS
Angular 2-7
TypeScript

Languages

English (Native or Bilingual)

Yehor Litsov

Floorly [Chief Technology Officer]
Сан-Франциско, Калифорния, Соединенные Штаты Америки

Общие сведения

Manage teams of up to 20 people of front and backend developers.
Expansive experience in building applications from scratch.

Опыт работы

Floorly
Chief Technology Officer
2020 - Present (2 года)

iownit capital and markets, Inc
Full-stack Developer
2018 - 2020 (2 года)

Letzgro
Frontend Developer
2017 - 2018 (1 год)

Digital Hanger
Frontend Developer
2015 - 2017 (2 года)

Образование

Kyiv University of Market Relations
Master's degree, Administrative Management

ITEA Academy
HTML5, CSS3, JavaScript(Base, Advanced)